November 4, 2024

Michael Blend
Chief Executive Officer
System1, Inc.
4235 Redwood Avenue
Marina Del Rey, CA 90066

       Re: System1, Inc.
           Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023 Response dated September 27, 2024
           File No. 001-39331
Dear Michael Blend:

        We have reviewed your September 27, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023
Item 11. Executive Compensation, page 1

1. We note your response to prior comment 1 and amended Form 10-K. It appears that you have not provided your disclosure about your recovery analysis in an Interactive
       Data File in accordance with Rule 405 of Regulation S-T and the EDGAR
Filer
       Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.
       Please contact Tyler Howes at 202-551-3370 or James Lopez at 202-551-3536 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
 November 4, 2024
Page 2

                                Office of Finance
cc:   Steven B. Stokdyk, Esq.